UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    Form 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of March, 2005

                                  Metalink Ltd.
                 (Translation of registrant's name into English)
                    Yakum Business Park, Yakum 60972, Israel
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X   Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X





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The following are included in this Report on Form 6-K:

1. Audited financial statements for fiscal year ended December 31, 2004.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Registration Statements on Form F-3 No. 333-104147 and No. 333-13806.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 METALINK LTD.                            Date: March 31, 2005
By /s/Yuval Ruhama
     Yuval Ruhama
     Vice President of Finance